Exhibit 99.1

Origin Agritech Limited Reports Financial Results for the Twelve Months Ended September 30, 2008

Revenues for FY2008 were US $75.6 million from US $65.3 million, an increase of 15.8%

Operating Cash Flow in FY2008 was positive US $8.42 million from negative US $22.59 million in FY2007

BEIJING--(BUSINESS WIRE)--March 23, 2009--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a vertically–integrated supplier of hybrid crop seeds in China, today announced audited financial results for the year ended September 30, 2008. These audited twelve month results reflect the Company’s financial statements during the period from October 1, 2007 to September 30, 2008. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

China’s Improving Crop Seed Industry

The fiscal year ended September 30, 2008 marked a recovery year for our company in which we showed significant improvements in both revenues and earnings though lagging excess supply effect from the 2007 factors still remained to some extent. This was a result of both our company response to the changing industry landscape and the normalizing industry conditions, as again marked by the rebounding market prices during the fiscal year ended September 30, 2008. The fiscal year ended September 30, 2007 was a transition year for our company and our industry, especially due to the negative impact of certain new PRC regulations and a widespread overproduction of crop seeds by Chinese seed producers, which resulted in lower market prices for our products during fiscal year ended September 30, 2007.

With the rapid growth in China prompting greater demands on domestic food production, including the rising consumer desire for higher quality food products, the Chinese central government has taken several measures to deal with these core issues. During the past year, the Chinese central government has sponsored a comprehensive US $6 billion plan for the implementation of genetically modified food products throughout China. Compared with conventional varieties, the obvious advantages of transgenic varieties are high yield, high quality, disease-resistance, and herbicide resistance. Farmers plant transgenic varieties to both save time and cost, while also reducing the amount of fieldwork. Given our late stage product pipeline, we believe we are the beneficiary of such emerging trends affecting our industry for the next decade.

World’s First GMO Phytase Maize, Final Phase V

Given the precedent making nature of the acceptance of genetically modified products into the marketplace, the company remains positive on the eventual acceptance of GMO phytase maize as the first approval.

In the past year our key focus on biotech research has accelerated significantly. We seek to become the leader in biotechnology corn and GMO product commercialization in China. We recognize that genetically modified crop seeds will gain acceptance in China, and for that reason we have begun biotech seed development and invested in programs that focus on genetic modifications to improve the yields, product quality, as well as crop tolerance to insect and disease of seeds for corn and other corps. Development of these biotechnology attributes remains a cornerstone aspect of our business strategy for both the long and short term. As a result, a significant portion of our management resources and attention are dedicated to building these capabilities firm wide for introduction into the domestic crop seed market.

Consequently, we established several plant genetic engineering technology platforms to meet the demands we foresee in the future. These include transforming genetically modified traits such as herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance genes into corn inbred lines.

One of our major strategies is to efficiently use China’s erupting technology base to focus on our natural advantages in operating within China. Currently, we possess exclusive rights to five genetic traits in various stages of testing and development. Under relevant regulations, prior to registration and marketing transgenic crops in China, the registrant company has to follow the following procedures step by step. And each step (except the step of laboratory research) has an attached reporting and approval process set-up by the Ministry of Agriculture in order to proceed to the next step, through 5 detailed steps.

As a domestic company, we are afforded the ability to proceed through all five phases of GMO approval, while international entities are restricted to phases one currently, and forbidden to proceed to phase 2 through 5. We have already had several products in the phase 2 to phase 4, and one product in phase 5. And we expect to be the first company ready to sell and produce GM corn seed in China.

We have been successful in marketing genetically modified Bt cotton varieties in China and plan to continue to develop other new seed varieties. Upon introduction, the Bt cotton gene was able to increase yield and production value. As a result, the farmers were willing to pay more for genetically modified seeds and prices increased roughly four-fold for genetically modified cotton seed as compared to standard hybrid seed. Today, almost all the planted acreage in China utilizes genetically modified cotton seed, exclusive of the Xinjiang region. We believe that other crop seeds can follow similar product adoption patterns.

Long Term GMO Catalysts

Glyphosate resistance is currently in the intermediate testing phase. Origin Agritech retains the license rights to this specific herbicide resistant trait, and expects to be the first company to commercialize the herbicide resistant crops in China.

Worldwide, the largest segment of the transgenic crop market has been herbicide resistant crops. Specifically, glyphosate resistant crops have been widely accepted in cotton, corn, and canola in North America. Introduced in the US in 1998, the use of glyphosate resistant corn grew from 950,000 acres in 1998 to 2.3 million acres in 1999 to 41 million acres in 2007, or at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture. The rapid historical adoption rate indicates farmers find this trait to extremely valuable. The high level of adoption of these crops by farmers has also caused the reduction in value of the remaining herbicide market.

Since their introduction in 1996, over 75 million acres of genetically engineered glyphosate-resistant crops have been planted, making up 46% of the corn, 80% of soybean acres, and 70% of cotton acres in the US. These genetically engineered crops have been adopted by farmers because they are perceived to offer significant economic benefits over conventional crop and herbicide programs. The adoption of glyphosate-resistant crops has reduced costs for US farmers an estimated $1.2 billion. On the basis of recent adoption rates by growers around the world, it appears that glyphosate-resistant crops will continue to grow in number and in hectares planted.

Pest resistance (Bt Corn) is currently in the intermediate testing phase for 3 selected lines, and the company retains the license rights to these specific pest resistant (Bt corn) traits which, in all early trials, are the best performing traits for pest resistance throughout China.

Bt crops produce a protein toxic to specific insects used in areas with high levels of infestations of targeted pests. Bt cotton, which controls varieties of the budworm and bollworm, was planted on 59 percent of U.S. cotton acreage and 75 percent of the Chinese cotton acreage in 2007. Introduced in 1996 in the US, acreage of Bt corn has grown from 3.6 million acres in 1999 to 44 million acres in 2007, or at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture. This Bt corn variety was planted on 49 percent of U.S. corn acreage in 2007.

Should GM seed products become approved by the government on a larger scale and begin to gain broader acceptance in the market, which we expect will occur in the near future, the large biotech companies would become more serious competitors. However, they will also continue to face numerous obstacles in competing with us, up to day, foreign-funded companies are prohibited to conduct development, production of genetically modified plant seeds, breeding livestock and poultry, aquatic seed according to Catalog Guiding Foreign Investment Industries (distributed by Ministry of Commence of China in 2007). As a result, we believe we are in a position to compete in the genetically modified portion of the seed market when it becomes meaningful and legally permissible to do so.

As part of our in-house efforts, we developed genetic markers to enhance selection of disease resistance lines of maize to accelerate the breeding process. In addition, this year we implemented a data mining infrastructure to search for stable, high yielding hybrids. This conventional breeding and the biotechnology go hand in hand. We aim to build upon our current hybrid base where we have accumulated some of the highest quality germplasm optimized to local environment. We have roughly 100 total products in the market, and began to develop our own proprietary hybrid seed varieties in 1998. As of December 2008, we have 26 proprietary corn seed products, 19 proprietary rice seed products, 5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 135 full time research personnel.

Our accomplishments as a company provide a foundation to launch this development into genetically-modified products. Our sales and technical service provide a platform for us to educate farmers regarding the difference in our product offerings. Our agronomists also become a trusted source to educate farmers on the benefits of genetically modified products. Our accumulated germplasm from conventional breeding techniques forms a base to transform our genetic traits. Our high-end processing, production, and quality control will continue to ensure high-quality seed production. We believe consistent product quality should become more important with more advanced products. Our nationwide footprint and data mining infrastructure also allows for matching of products with their most appropriate location throughout China. Again, this may possibly be more important with the advent of genetically modified products. We believe this should provide stronger products for us for the long term and benefit a wider customer base in the coming decades.

FY 2008 Accomplishments

  Announcement of the repurchase of the remaining outstanding convertible notes, US $4.7 million in principal at 107 and US $16.6 million in principal at 104.
  Introduction of board member Min Tang, Deputy Secretary of the foundation in charge of macroeconomic financial reform, energy conservation, and social development for the Development Research Center reporting to the State Council of China.
  Introduction of Liang Yuan as Chief Executive Officer from previous position as Co- Chief Executive Officer.
  Introduction of Yasheng Yang as Acting Chief Financial Officer from Vice Chairman.
  Announcement of our product pipeline including Glyphosate (Herbicide) Resistance, Pest Resistance (Bt Corn), Nitrogen Assimilation, and Drought Tolerance.
  Announcement of World’s First Phytase Maize in Phase 5 of GMO Approval.

FY 2009 Expectation

  FY 2009 Revenue Guidance: RMB560 million to RMB580 million
  FY 2009 Operating Cash Flow Guidance: RMB80 million
  Hybrid rice and corn seed supply levels at normal levels for FY 2009 industry wide.

Liang Yuan, President and Chief Executive Officer of Origin Agritech, commented, “We remain excited of the positive growth trends illustrated by results for the fiscal 2008 year period ended September 30, 2008. While most other industries remain uncertain, we show positive signs of significant improvement in both our top-line and bottom-line numbers. As expected, our financials for the fiscal 2008 period ended September 30, 2008 showed revenue growth, margin improvement, and bottom line increases from the fiscal year ended September 30, 2007. We expect these trends to carry on into FY 2009. As the market trends more towards technology based products, we have managed our R&D and operations in anticipation of bringing higher quality products to the market.”

FINANCIAL RESULTS OVERVIEW

While our results of operations were materially impacted during fiscal year 2007 by the industry reorganization of state seed enterprises and other factors, the 2008 fiscal year results of operations was influenced by a return to normalization in the industry, though lagging excess supply effects from the 2007 factors still remained to some extent. While our scrap sales only amounted to roughly 4.30% of our total revenues for the year ended 2008, they impacted our gross margin by 9.94%. Excluding these scrap sales and the impairment of inventory; our gross margins for the period were 31.56% (unaudited) as compared to our 30.09% (unaudited) gross margins for the twelve months ended September 30, 2007.

Revenues & Gross Margin

Our revenues for the year ended September 30, 2008 were RMB513.49 million (US $75.63 million), an increase of 4.93% from RMB489.38 million (US $65.31 million) in the fiscal year ended September 30, 2007. Inclusive of any currency changes, based on US $, the year over year increase in revenues to US $75.63 million from US $65.31 was 15.8%.

As a regular course of our business and revenue yield management, a portion of our seeds are liquidated and sold at greatly reduced prices as scrap sales for use as animal feed rather than standard crop seed. The revenue of the seeds sold as scrap accounted for revenue of RMB22.06 million (US $3.25 million), at a sales volume of 14.71 million kg, as compared to RMB10.37 million (US $1.38 million), and a sales volume of 8.36 million kg, in fiscal year end 2007. These sales only amounted to 4.30% of our total sales and impacted our overall gross margin by 9.94%. During fiscal year 2007, these scrap sales amounted to 2.12% of our total revenues for the year ended 2007, they impacted our overall gross margin by 8.25%. Additionally, we wrote off a portion of our seed inventory of RMB18.01 million (US $2.65 million), which was recorded as cost of revenues, as compared during fiscal year 2007 when we wrote off a significant portion of our seed inventory of RMB77.24 million (US $10.31 million). Excluding these temporary scrap sales and the impairment of inventory, our gross margins for the period were 31.56% (unaudited) as compared to our 30.09% (unaudited) gross margins for the fiscal year ended September 30, 2007.

Exclusive of the scrap sales, revenues from our hybrid corn seeds decreased 0.08% from RMB356.17 million (US $47.7 million) in the fiscal year ended September 30, 2007 to RMB355.89 million (US $52.41 million) in the fiscal year ended 2008. Gross margin of our corn products increased 3.62% in fiscal year 2008, as compared to the previous twelve month period. This was a result of an increase of corn seed price as a result of normalization of the industry supply and reorganization of the product pipeline. Revenues from our hybrid rice seeds increased 32.24% from RMB71.90 million (US $10.55 million) in the fiscal year ended September 30, 2007 to RMB95.08 million (US $14.00 million) in the fiscal year ended 2008, exclusive of scrap seed sales. This increase was a result of the rice seed prices, despite increase in the unit cost of production of the rice seed. Gross margin of our rice products increased 0.98% in fiscal year 2008, as compared to the previous twelve month period. Revenue from cotton seed decreased 47.89% to RMB16.67 million (US $2.46 million) in fiscal year 2008 from RMB31.99 million (US $4.69 million) in the 12 months ended September 2007. This decrease in revenues in the cotton business was mainly a result of a lowering of demand in the cotton industry in China. Our canola sales showed an increase to RMB23.77 million (US $3.50 million), as compared to revenues of RMB17.88 million (US $2.62 million) in fiscal year 2007, an increase of 32.94%.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2008 as compared to that of the twelve months ended September 30, 2007 were as follows:

	Revenues		Gross Margin
	Year ended September 30, 2008	Year ended September 30, 2007	Year ended September 30, 2008	Year ended September 30, 2007

	RMB’000	RMB’000
Hybrid Corn seeds*	355,890	356,173	35.58%	31.96%
Hybrid Rice seeds*	95,083	71,900	16.93%	15.95%
Hybrid Cotton seeds*	16,622	31,994	36.93%	28.43%
Hybrid Canola seeds*	23,774	17,885	66.54%	53.28%
Total normal sales*	491,428	479,008	31.56%	30.09%

* exclusive of scrap sales

Cost of Revenue

Our cost of revenue for the year ended September 30, 2008 was RMB404.80 million (US $59.62 million), including the RMB18.01 million (US $2.65 million) inventory write-down. This was a decrease of 12.54% from RMB462.85 million (US $61.67 million), including the inventory write-down of RMB77.24 million (US $10.31 million).

Gross Profit

Our gross profit for the year ended September 30, 2008 increased to RMB108.70 million (US $15.94 million) from RMB26.53 million (US $3.54 million) for the year ended September 30, 2007.

Excluding the loss of RMB26.43 million (US $3.89 million) in the sales of seeds as scrap sales and the inventory write-down of RMB18.01 million (US $2.65 million), the gross profit of the year ended September 30, 2008 were RMB153.41 million (US $22.591 million), representing an increase of 6.42% from RMB144.15 million (US $19.24 million) from the twelve months ended September 30, 2007. Inclusive of any currency change, based on US $, the year over year increase in gross profit was 17.4%

Operating expenses

Operating expenses for the year ended September 30, 2008 were RMB151.07 million (US $22.26 million), representing a decrease of 15.45% from RMB178.68 million (US $23.85 million) for the twelve months ended September 30, 2007. This decrease was mainly a result of internal expense control measures.

Selling and Marketing

Selling and marketing expenses for the year ended September 30, 2008 were RMB53.20 million (US $7.84 million), representing a decrease of 8.26 % from RMB57.99 million (US $7.74 million) for the year ended September 30, 2007. This was in part due to a decrease in advertising and promotion of RMB3.09 million (US $0.46 million) due to change of methods of advertisement, switching from putting advertisements on TV or magazine to direct presentation of products by technical professionals.

General and Administrative

General and administrative expenses for the year ended September 30, 2008 were RMB73.36 million (US $10.80 million), representing a decrease of 20.48 % from RMB92.25 million (US $12.31 million) for the twelve months ended September 30, 2007. This decrease in the operating expense during the year in part due to a generally decreased in other operating expenses due to enhancement of control over expenditures during daily operations.

Research and Development

Research and development expenses for the year ended September 30, 2008 were RMB24.51million (US $3.61 million), representing a decrease of 13.82% from RMB28.44million (US $3.80 million) for the twelve months ended September 30, 2007. These R& D expenses represent 4.77% of our total revenues inline with our 5.0% of total revenue targets.

Income from Operations

As a result of the impact of the components described above, we had loss from operations for the year ended September 30, 2008 of RMB42.38 million (US $6.24 million), compared with the loss from operations of RMB152.15 million (US $20.31 million) for the twelve months ended September 30, 2007.

Other Items

Interest expenses for the year ended September 30, 2008 were RMB36.94 million (US $5.44 million), representing an increase of 70.23% from RMB21.70 million (US $2.90 million) for the twelve months ended September 30, 2007. The increase in interest expense was primarily attributable to the interest charge for the convertible notes issued in July 2007.

Net Income

Our net loss was RMB43.29 million (US $6.37 million) in the year ended September 30, 2008, as compared to the net income of RMB163.20 million (US $21.78 million) for the twelve months ended September 30, 2007.

Balance Sheet

As of September 30, 2007 and 2008, we had approximately RMB162.31 million (US $21.66 million) and RMB102.26 million (US $15.00 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand and short term liquid investments with original maturities of three months or less that is deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts and invest in U.S. government bonds.

Statement of Cash Flow

Net cash provided by operating activities was RMB57.20 million (US $8.42 million) in the year ended September 30, 2008 compared to net cash used in operating activities of RMB169.24 million (US $22.59 million) in the year ended September 30, 2007. This increase was primarily due to a decrease in net loss of RMB119.91 million (US $17.66 million), a decrease in the inventory of RMB44.01 million (US $6.48 million), an increase in advances from customers of RMB56.62 million (US $8.34 million), an decrease in due to growers of RMB3.78 million (US $0.56 million), and a decrease in account payables of RMB6.44 million (US $0.95 million). Net cash provided by investing activities was RMB107.63 million (US $15.85 million) in the twelve months ended September 30, 2008, of which RMB215.91 million (US $31.80 million) was used in the repurchase of debt securities and, RMB19.66 million (US $2.90 million) was used in the purchase of plant and equipment, and RMB1.94 million (US $0.29 million) was used in the purchase of intangible assets. Net cash used in financing activities was RMB212.03million (US $31.23 million) in the twelve months ended September 30, 2008, which mainly reflects our proceeds from short-term borrowings of RMB283.00 million (US $41.68 million) and repayment of short-term borrowings of RMB388.40 million (US $57.20 million) and repurchase of our convertible notes of RMB106.85 (US $15.74 million).

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US $2.5 billion and that is expected to double within the next five years. The Company currently operates facilities in 30 of 32 provinces in China. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed 26 proprietary corn seed products, 19 proprietary rice seed products, 5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution as of December 2008. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED BALANCE SHEETS (In thousands, except number of share and per share data)

	September 30,
	2007	2008	2008
	RMB	RMB	US $
Assets
Current assets:
Cash and cash equivalents	162,314	102,263	15,061
Debt securities (note 3)	133,968	-	-
Accounts receivable, less allowance for doubtful amounts of RMB1,876 and RMB842 as of September 30, 2007 and 2008, respectively	2,750	4,686	691
Due from related parties (note 4)	7,384	8,458	1,246
Advances to suppliers (note 5)	1,029	1,937	285
Advances to growers	24,452	45,488	6,699
Inventories (note 6)	449,207	387,734	57,104
Income tax recoverable (note 19)	1,760	1,697	250
Prepaid expenses and other current assets (note 7)	11,459	13,279	1,956

Total current assets	794,323	565,542	83,292
Land use rights, net (note 8)	21,554	21,055	3,101
Plant and equipment, net (note 9)	143,043	146,372	21,557
Equity investments (note 10)	58,882	65,384	9,630
Goodwill (note 1)	16,665	16,665	2,454
Due from related parties (note 4)	7,325	-	-
Acquired intangible assets, net (note 11)	43,057	32,305	4,758
Deferred income tax assets (note 19)	12,828	26,192	3,857
Other assets (note 12)	13,306	20,781	3,061

Total assets	1,110,983	894,296	131,710

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings (note 13)	268,400	163,940	24,145
Accounts payable	14,365	7,924	1,166
Due to growers	17,811	14,033	2,067
Due to related parties (note 4)	4,233	15,671	2,308
Advances from customers	82,187	138,804	20,443
Deferred revenues	23,238	34,848	5,132
Income tax payable	39,059	39,059	5,753
Other payables and accrued expenses (note 15)	50,054	73,297	10,796

Total current liabilities	499,347	487,576	71,810
Long-term borrowings (note 13)	1,880	940	138
Convertible notes, net of discount of RMB126,763 and RMB79,935 as of September 30, 2007 and 2008, respectively (note 14)	173,669	65,294	9,616
Embedded derivatives-redemption feature (note 14)	86,937	33,580	4,946
Other long-term liabilities (note 16)	3,458	3,658	539

Total liabilities	765,291	591,048	87,049
Minority interests	48,775	39,224	5,777
Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 22,974,059 and 23,013,692 shares issued and outstanding as of September 30, 2007 and 2008, respectively)	-	-	-
Additional paid-in capital	377,324	388,860	57,270
Retained earnings (deficit)	(41,404)	(84,690)	(12,473)
Treasury stock at cost (498,851 shares) (note 18)	(29,377)	(29,377)	(4,327)
Accumulated other comprehensive loss	(9,626)	(10,769)	(1,586)

Total shareholders’ equity	296,917	264,024	38,884

Total liabilities, minority interests and shareholders’ equity	1,110,983	894,296	131,710

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except number of share and per share data)

	Nine months ended September 30,	Year ended September 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US $

Revenues	522,999	489,379	513,490	75,625
Cost of revenues	(362,982)	(462,852)	(404,795)	(59,617)

Gross profit	160,017	26,527	108,695	16,008

Operating expenses:
Selling and marketing	(49,651)	(57,994)	(53,203)	(7,836)
General and administrative	(40,933)	(92,246)	(73,355)	(10,805)
Research and development	(13,144)	(28,441)	(24,513)	(3,610)

Total operating expenses	(103,728)	(178,681)	(151,071)	(22,251)

Income (loss) from operations	56,289	(152,154)	(42,376)	(6,243)
Interest expense	(5,005)	(21,697)	(36,939)	(5,439)
Share of earnings (loss) in equity investee companies	12,828	(669)	7,702	1,134
Interest income	8,783	10,942	5,199	766
Other income	2,893	1,312	628	93
Changes in the fair value of embedded derivatives	-	12,601	20,229	2,979

Income (loss) before income taxes and minority interests	75,788	(149,665)	(45,557)	(6,710)
Income tax expense (note 19)
Current	(1,428)	(8,737)	(9,369)	(1,380)
Deferred	1,061	8,786	13,364	1,968

Income tax expense	(367)	49	3,995	588

Income (loss) before minority interests	75,421	(149,616)	(41,562)	(6,122)
Minority interests	910	(13,584)	(1,724)	(254)

Net income (loss)	76,331	(163,200)	(43,286)	(6,376)

Net income (loss) per share – basic (note 20)	RMB3.25	RMB(7.01)	RMB(1.88)	US $(0.27)

Net income (loss) per share – diluted (note 20)	RMB3.03	RMB(7.01)	RMB(1.88)	US $(0.27)

Shares used in calculating basic net income (loss) per share	23,472,910	23,268,062	22,987,270	22,987,270

Shares used in calculating diluted net income (loss) per share	25,187,753	23,268,062	22,987,270	22,987,270

Cash dividend per share	-	-	-	-

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Nine months ended September 30,	Year ended September 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US $

Operating activities:
Net income (loss)	76,331	(163,200)	(43,286)	(6,376)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,677	22,032	22,298	3,284
Loss on disposal of plant and equipment	146	851	823	121
Gain on disposal of acquired intangible assets	-	(104)	-	-
Gain on disposal of debt securities	(394)	(3,339)	(3,845)	(566)
Change in the fair value of embedded derivatives	-	(12,601)	(20,229)	(2,979)
Impairment on receivables	(116)	2,464	(1,051)	(155)
Inventory write down	4,194	77,244	18,005	2,652
Impairment on intangible assets	-	2,325	1,962	289
Interest expense on and amortization of discount convertible notes	-	4,127	18,824	2,772
Written-off of acquired research and development expenses	1,297	2,196	-	-
Deferred income tax assets	(3,715)	(8,786)	(13,364)	(1,968)
Minority interests	(910)	13,584	1,724	254
Share-based compensation expense	3,986	5,284	10,104	1,488
Share of earnings in equity investee companies	(12,828)	669	(7,702)	(1,134)
Changes in operating assets and liabilities:
Accounts receivable, net	(9,954)	8,323	(902)	(133)
Due from related parties	(754)	(516)	3,251	479
Advances to growers	(49,250)	28,354	(21,036)	(3,098)
Advances to suppliers	25,533	2,530	(908)	(134)
Inventories	215,400	(57,477)	43,468	6,401
Income tax recoverable	1,180	426	63	9
Prepaid expenses and other current assets	45,173	7,510	(1,803)	(266)

Other assets	1,484	75	(295)	(43)
Accounts payable	(56,994)	(31,238)	(6,441)	(949)
Due to growers	(27,401)	(20,983)	(3,778)	(556)
Due to related parties	688	(6,102)	11,438	1,685
Advances from customers	(75,388)	(44,182)	56,617	8,338
Deferred revenues	(247,364)	(863)	11,610	1,710
Income tax payable	(192)	-	-	-
Other long-term liabilities	(1,872)	2,458	200	29
Other payables and accrued expenses	(23,217)	(303)	(18,549)	(2,732)

Net cash provided by (used in) operating activities	(123,260)	(169,242)	57,198	8,423

CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands)

	Nine months ended September 30,	Year ended September 30,
	2006	2007	2008	2008
	RMB	RMB	RMB	US $

Investing activities:
Dividends received	1,200	1,200	1,200	177
Purchase of plant and equipment	(9,504)	(36,526)	(19,662)	(2,896)
Purchase of debt securities	(201,544)	(286,270)	(215,907)	(31,798)
Loan to shareholders of a subsidiary	(6,500)	(825)	-	-
Repayment of loan from shareholders of a subsidiary	-	-	3,000	442
Proceeds from disposal of plant and equipment	1,015	8,002	2,019	297
Proceeds from disposal of acquired intangible assets	-	267	49	7
Proceeds from sale of debt securities	55,122	297,020	346,048	50,965
Purchase of land use rights	(5,379)	(5,458)	-	-
Acquisition of equity method investment	(10,430)	(30,330)	-	-
Deposits for purchase of acquired technology and land use rights	(10,940)	-	(6,732)	(991)
Deposits for purchase of plant and equipment	(4,341)	(122)	(448)	(66)
Business acquisition, net of cash acquired	(36,298)	(31,872)	-	-
Deposit for purchase of equity investment	(10,000)	-	-	-
Purchase of intangible assets	(7,373)	(6,034)	(1,937)	(285)
Net cash provided by/(used in) investing activities	(244,972)	(90,948)	107,630	15,852

Financing activities:
Proceeds from short-term borrowings	231,000	361,400	283,000	41,680
Repayment of short-term borrowings	(41,000)	(346,000)	(388,400)	(57,203)
Repayment of third party loans	(10,693)	(6,256)	(1,208)	(178)
Repurchase of convertible notes	-	-	(106,849)	(15,736)
Proceeds from issuance of convertible bonds	-	302,384	-	-
Deemed distribution (note 1)	(120,981)	-	-	-
Advance from a shareholder	-	1,623	-	-
Advance from minority shareholders of Denong	4,968	-	-	-
Exercise of warrants	211,712	-	-
Exercise of staff options	-	-	1,432	211
Repurchase of treasury stock	-	(29,377)	-	-
Net cash provided by (used in) financing activities	275,006	283,774	(212,025)	(31,226)

Net increase (decrease) in cash and cash equivalents	(93,226)	23,584	(47,197)	(6,951)
Cash and cash equivalents, beginning of year	237,828	140,953	162,314	23,906
Effect of exchange rate changes on cash and cash equivalents	(3,649)	(2,223)	(12,854)	(1,894)
Cash and cash equivalents, end of year	140,953	162,314	102,263	15,061

Supplemental disclosure of cash flow information:
Income taxes paid	2,382	8,311	9,306	1,371

Interest paid	4,852	18,280	18,566	2,734

CONTACT:
Origin Agritech Limited
Irving Kau, 949-726-8101
011.86.136.8108.0243
Vice President, Finance
Irving.kau@originseed.com.cn